UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 3, 2010

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The exhibits attached to this Report on Form 6-K shall be incorporated by reference in Westpac Banking Corporation’s (the “Registrant”) Registration Statement on Form F-3 (File No. 333-163800).

Index to Exhibits

Exhibit
No.	Description

1.1	Underwriting Agreement, dated as of July 26, 2010, by and among the Registrant and J.P. Morgan Securities Inc., HSBC Securities (USA) Inc. and Morgan Stanley & Co. Incorporated.

4.1	Third Supplemental Indenture (including the form of Securities), dated as of August 3, 2010, between the Registrant and The Bank of New York Mellon, as trustee.

5.1	Opinion of Debevoise & Plimpton LLP.

5.2	Opinion of Mallesons Stephen Jaques.

23.1	Consent of Debevoise & Plimpton LLP (contained in Exhibit 5.1).

23.2	Consent of Mallesons Stephen Jaques (contained in Exhibit 5.2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 3, 2010	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer